SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

October 28, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

[Reference translation – in case of any discrepancy, the original Japanese version shall prevail.]

October 28, 2020

Press Release

Company Name: LINE Corporation

Representative: Takeshi Idezawa,

President and Representative Director

(Code number: 3938 First Section, Tokyo

Stock Exchange)

Inquiries: Investor Relations

TEL: 03-4316-2050

(Update to Previously Disclosed Items) Notice Regarding Finalized Recording of Other Operating

Income (Gains Due to the Loss of Control of Subsidiaries)

In its consolidated financial statement for the third quarter period of the fiscal year ending December 31, 2020, LINE Corporation (the “Company”) has recorded other operating income as a result of disposing two of its subsidiaries as announced in “Notice Regarding Change in Specified Subsidiary” (published on May 27, 2020) and “Notice Regarding Merger of LINE Corporation’s Consolidated Subsidiary and Expected Recording of Gains Resulting from its Transfer” (published on July 30, 2020).

1.	Gain recognized as a result of transfer of LINE Digital Frontier Corporation (“LDF”)

By transferring shares of LDF (former consolidated subsidiary of the Company) to Webtoon Entertainment Inc. (“Webtoon”), LDF has been reclassified as the Company’s equity method affiliate.

As a result of losing controlling interest in LDF, the Company recognized JPY 9.48 billion in gain due to the loss of control of subsidiaries as other operating income after re-measuring Webtoon’s shares (received in exchange for LDF shares) at its fair value at the date when control was lost. This gain was recorded in the “3Q 2020 Quarterly Report (IFRS) (Consolidated Financial Results)” published today.

2.	Gain recognized as a result of transfer of LINE Man Corporation Pte. Ltd. (“LINE Man”)

LINE Man has been reclassified from a consolidated subsidiary to an equity method affiliate of the Company due to the decrease in the Company’s voting rights in the entity resulting from third party allotment of shares.

Upon losing controlling interest in LINE Man, the Company recognized JPY 18.07 billion in gain due to the loss of control of subsidiaries as other operating income after re-measuring its remaining interest in the entity at its fair value at the date when control was lost. This gain was recorded in the “3Q 2020 Quarterly Report (IFRS) (Consolidated Financial Results)” published today.